December 13, 2023

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	NEW CENTURY LOGISTICS (BVI) LIMITED (the “Company”)
Registration Statement on Form F-1
File No. 333- 274115 (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby respectfully requests withdrawal of its acceleration request letter filed as correspondence via EDGAR on December 12, 2023, which requested that the above-referenced Registration Statement on Form F-1 (File No. 333-274115) become effective as of 4:00 p.m. (Eastern Time) on December 13, 2023, or as soon as reasonably practicable thereafter. The Company is no longer requesting that such Registration Statement be declared effective at this specific date and time and the Company hereby formally withdraws its request for acceleration of the effective date as stated above.

Please contact Huan Lou, Esq. of Sichenzia Ross Ference Carmel LLP counsel of the Company, at (212) 930-9700 to provide notice of effectiveness, or if you have any questions or concerns regarding the foregoing.

Very truly yours,

New Century Logistics (BVI) Limited

By:	/s/ Ching Shun Ngan
Name:	Ching Shun Ngan
Title:	Chief Executive Officer

cc: Huan Lou, Esq.